Urban Outfitters, Inc.

5000 South Broad Street

Philadelphia, PA 19112-1495

September 5, 2008

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Urban Outfitters, Inc.
Form 10-K for the fiscal year ended January 31, 2008
Filed March 28, 2008
File No. 000-22754

Dear Mr. Reynolds:

As our outside securities counsel has discussed with you, we respectfully request an extension of time to respond to the comment in your letter dated August 21, 2008 relating to the above referenced Form 10-K for the fiscal year ended January 31, 2008, filed with the SEC on March 28, 2008 (File No. 000-22754).

In light of our key personnel’s focus on the approaching filing deadline for our Form 10-Q, we are requesting this extension to allow us the additional time to consider the performance targets mentioned in the Staff’s comment and to perform an analysis of the impact of their possible disclosure on our company’s competitive position. As indicated to you, we intend to provide our response on or before September 26, 2008. Thank you for your consideration.

Sincerely,

/s/ Glen A. Bodzy
Glen A. Bodzy
Secretary and General Counsel

cc:	Glen T. Senk
Walter J. Mostek, Jr., Esq.